                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ________________

                                  SCHEDULE 13G

            Information Statement Pursuant to Rules 13d-1 and 13d-2

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 2)

                               AgriBioTech, Inc.
                                (Name of Issuer)

                         Common Stock. $.001 par value
                         (Title of Class of Securities)

                                  008494-10-6
                                 (CUSIP Number)



                               Page 1 of 4 pages
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-----------------------                                  ---------------------
 CUSIP No. 008494-10-6        SCHEDULE 13G                 PAGE 2 OF 4 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Johnny R. Thomas

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      USA

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                          SOLE VOTING POWER
                     5
     NUMBER OF            2,025,207 (See Item 4)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          None
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             2,025,207 (See Item 4)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          None
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      2,025,207 (See Item 4)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
10


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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      7.0%

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      TYPE OF REPORTING PERSON
12
      IN

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                                                                     Page 3 of 4

Item 1(a). Name of Issuer:
           --------------

           AgriBioTech, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:
           -----------------------------------------------

           2700 Sunset Road, Suite C-25, Las Vegas, Nevada 89120.

Item 2(a). Name of Person Filing:
           ---------------------

           Johnny R. Thomas.

Item 2(b). Address of Principal Business Office or, if None, Residence:
           -----------------------------------------------------------

           The Reporting Person's business address is 2700 Sunset Road, Suite C-25, Las Vegas, Nevada 89120.

Item 2(c). Citizenship:
           -----------

           USA.

Item 2(d). Title of Class of Securities:
           ----------------------------

           Common Stock, par value $.001 per share (the "Shares").

Item 2(e). CUSIP Number:
           ------------

           008494-10-6.

Item 3.    If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b),
           -----------------------------------------------------------------
           check whether the person filing is a:
           ------------------------------------

           N/A

Item 4.    Ownership:
           ---------

           (a) 2,025,207 Shares. See Item 4(c).

           (b) This figure represents approximately 7.0% of the outstanding Shares of the Issuer (based on 28,821,729 Shares outstanding on December 31,
1997).

          (c) At December 31, 1997, the Reporting Person had sole voting power over 2,025,207 Shares, including all shares that can be acquired by the reporting person within 60 days from December 31, 1997 upon the exercise of warrants or options. The Reporting Person has sole dispositive power over all 2,025,207 Shares.


Item 5.   Ownership of Five Percent or Less of a Class:
          --------------------------------------------

          N/A

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:
          ---------------------------------------------------------------

          N/A

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                                                                     Page 4 of 4

Item 7.  Identification and Classification of the Subsidiary Which Acquired the
         ----------------------------------------------------------------------
Security Being Reported on by the Parent Holding Company:
--------------------------------------------------------

          N/A


Item 8.   Identification and Classification of Members of the Group:
          ---------------------------------------------------------

          N/A

Item 9.   Notice of Dissolution of the Group:
          ----------------------------------

          N/A

Item 10.  Certification:
          -------------

          N/A

                                  SIGNATURE
                                  ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 12, 1998


                                       /s/ Johnny R. Thomas
                                      ------------------------
                                           Johnny R. Thomas